
10035046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2008 (MM/DD/YY) AND ENDING 10/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Gabor & Co., Inc D/B/A FIRST CALIFORNIA SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1765 SCOTT BLVD, STE 206
(No. and Street)



SANTA CLARA (City) CA (State) 95050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER GABOR 408/261-9260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V. GEORGE, PLLC.
(Name – *if individual, state last, first, middle name*)

4421 WANDA LANE (Address) FLOWER MOUND (City) TX (State) 75022 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 04 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 04 2010
REGISTRATIONS
EXAMINATIONS

OATH OR AFFIRMATION

I, ALEXANDER GABOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CALIFORNIA SECURITIES, as of October 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The company and directors trade their own account, registered under own name, classified as customers

Signature

PRESIDENT

Title

Notary Public


SHIRLEY R. ROBERTS
Commission # 1790360
Notary Public - California
Sacramento County
My Comm. Expires Feb 2, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEXANDER GABOR & CO., INC.
DBA FIRST CALIFORNIA SECURITIES
Statement of Financial Condition
October 31, 2009

ASSETS	
Cash and cash equivalents	$ 107,757
Commissions receivable from clearing broker/dealer	3,147
Clearing deposit	50,398
TOTAL ASSETS	$ 161,302

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payable to clearing broker/dealer	$ 1,275
Accrued expenses	5,000
	$ 6,275
Stockholders' Equity	
Common stock, $0.01 par value, 6,500,000 shares authorized, issued and outstanding	65,000
Additional paid-in capital	159,000
Accumulated deficit	(68,973)
TOTAL STOCKHOLDERS' EQUITY	155,027
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 161,302

AUDITED

FINANCIAL CONDITION

OF

FIRST CALIFORNIA SECURITIES

AS OF

OCT. 31, 2009.